Exhibit 1

British American Tobacco p.l.c. (the “Company”)

24 June 2022

Closed Period Share Repurchase Programme

Further to the share buyback programme announcement on 11 February 2022, the Company announces that it has entered into an irrevocable, non-discretionary agreement with its broker, UBS AG, to purchase shares during the closed period commencing on 26 June 2022 and ending at the close of business on 26 July 2022, the day prior to the release of its half year results.

UBS AG will make its trading decisions in relation to the Company’s securities independently of, and uninfluenced by, the Company. The shares repurchased will be held in treasury.

Any purchases will be undertaken within certain pre-set parameters, and in accordance with both the Company’s general authority to repurchase shares and Chapter 12 of the Listing Rules which requires that the maximum price is an amount equal to 105 per cent of the average market value of the Company’s shares for the five business days immediately preceding the date on which the Company’s shares are purchased.

The Company confirms that it currently has no unpublished inside information.

Enquiries:

Investor Relations

Mike Nightingale/Victoria Buxton/William Houston/John Harney

+44 20 7845 1180/2012/1138/1263